Filed pursuant to Rule 424(b)(3)
Registration No. 333-195292

LIGHTSTONE VALUE PLUS REAL ESTATE INVESTMENT TRUST III, INC.
SUPPLEMENT NO. 1, DATED JULY 22, 2016, TO PROSPECTUS DATED JUNE 30, 2016

This prospectus supplement, dated July 22, 2016 (“Supplement No. 1”) is part of the prospectus of Lightstone Value Plus Real Estate Investment Trust III, Inc. (the “Company,” “we,” “us” or “our”), dated June 30, 2016 (the “Prospectus”). This Supplement No. 1 supplements, modifies or supersedes certain information contained in the Prospectus, and must be read in conjunction with the Prospectus. This Supplement No. 1 forms a part of, and must be accompanied by, the Prospectus.

The primary purposes of this Supplement No. 1 are to:

1.	provide our estimated net asset value (“NAV”) and resulting estimated NAV per share, both as of June 30, 2016;
2.	provide an update on the status of our initial public offering;
3.	adjust our offering price to $10.00 per share under our primary offering effective July 25, 2016; and
4.	provide an update on financing activities related to our real estate investments.

Status of the Offering

We commenced our best efforts initial public offering of up to 30.0 million shares of common stock, or Common Shares (excluding shares to be issued under the distribution reinvestment plan, or DRIP), on July 15, 2014. On December 11, 2014, we satisfied the general escrow conditions of our public offering of common stock. On such date, we received and accepted aggregate subscriptions in excess of 200,000 Common Shares, broke general escrow and issued Common Shares to our initial investors. On January 6, 2015, we received and accepted aggregate subscriptions in excess of $2.5 million of common stock, the minimum offering amount needed in order to release from escrow proceeds received from New York residents and issue Common Shares to such investors. On July 15, 2015, we received and accepted aggregate subscriptions in excess of $15.0 million of common stock, the minimum offering amount needed in order to release from escrow proceeds received from Pennsylvania residents and issue Common Shares to such investors. Because we did not receive aggregate subscriptions in excess of $20.0 million of common stock from Tennessee investors within one year from the effective date of this offering, the escrow agent refunded Tennessee investors’ funds, together with any interest earned on their investments. On August 17, 2015, the Securities Division of the Department of Commerce and Insurance of the State of Tennessee rescinded the minimum aggregate closing amount for Tennessee investors and we are now accepting subscriptions from Tennessee residents.

We initially expected to offer the Common Shares offered in our primary offering over a two-year period, or until July 15, 2016. However, because we had not sold all the Common Shares offered in our primary offering within two years, we will continue the primary offering for an additional year, until July 15, 2017, provided that the offering will be terminated if all 30.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).

Shares Currently Available for Sale

As of June 30, 2016, we had received aggregate gross proceeds of $67.9 million from the sale of approximately 6.9 million Common Shares in our primary offering (including $2.0 million in Common Shares at a purchase price of $9.00 per Common Share to an entity 100% owned by David Lichtenstein, who also owns a majority interest in our sponsor). We have also issued approximately 82,000 Common Shares under our DRIP. As of June 30, 2016, there were 6.9 million Common Shares outstanding, including shares issued under the DRIP. As of June 30, 2016, there were 23.1 million Common Shares available for sale, excluding shares available under our DRIP.

PROSPECTUS UPDATES

Cover Page

The second paragraph on the cover page of the Prospectus is hereby deleted and replaced with the following:

“We are offering up to 30.0 million shares of our common stock, $0.01 par value per share, or Common Shares, in our primary offering on a “best efforts” basis through Orchard Securities, LLC, our dealer manager. “Best efforts” means that our dealer manager is not obligated to purchase any specific number or dollar amount of Common Shares. We offered our Common Shares at an initial offering price of $10.00 per Common Share in our primary offering. On June 30, 2016, we adjusted our offering price to $9.50 per Common Share in our primary offering, which was equal to our estimated net asset value per Common Share as of March 31, 2016, and effective July 25, 2016, our offering price will be adjusted to $10.00 per Common Share in our primary offering, which is equal to the estimated net asset value per Common Share as of June 30, 2016.”

The last paragraph on the cover page of the Prospectus is hereby deleted and replaced with the following:

“We initially expected to offer the Common Shares offered in our primary offering over a two-year period, or until July 15, 2016. However, because we had not sold all the Common Shares offered in our primary offering within two years, we will continue the primary offering for an additional year, until July 15, 2017, provided that the offering will be terminated if all 30.0 million shares of our common stock are sold before such date (subject to our right to reallocate shares offered pursuant to the DRIP for sale in our primary offering).”

Prospectus Summary

The first paragraph on page 26 of the Prospectus underneath the question “What kind of offering is this?” is hereby deleted and replaced with the following:

“We are offering up to 30.0 million Common Shares on a “best efforts” basis at an initial price of $10.00 per share. On June 30, 2016, we adjusted our offering price to $9.50 per Common Share in our primary offering, which was equal to the net asset value per Common Share as of March 31, 2016, and effective July 25, 2016, our offering price will be adjusted to $10.00 per Common Share in our primary offering, which is equal to the net asset value per Common Share as of June 30, 2016. Volume discounts are available to investors who purchase more than $1,500,000 in Common Shares through the same broker-dealer. Discounts also are available for certain categories of purchaser, as described under “Plan of Distribution —  Common Shares Purchased by Affiliates, Friends, Institutional Investors and Participating Broker-Dealers.” We also are offering up to 10.0 million Common Shares pursuant to our DRIP. The offering price per Common Share under our DRIP initially will be $9.50, which is 95% of the initial offering price in the primary offering. Beginning with the NAV pricing date, the offering price for Common Shares in our primary offering and under our DRIP are based on the applicable NAV per Common Share. We will file a post-effective amendment to this registration statement to reflect any change in the offering price that is more than 20% higher or lower than our initial offering price of $10.00 per share under our primary offering. We reserve the right to reallocate the Common Shares we are offering between the primary offering and our DRIP.”

The first paragraph on page 31 of the Prospectus underneath the question “How often will you estimate per share net asset value?” is hereby deleted and replaced with the following:

“Beginning with the NAV pricing date (as described below), we expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV. For purposes of this prospectus, the NAV pricing date means June 30, 2016. Prior to June 30, 2016, your customer account statement reported the value of your Common Shares as equal to the gross offering price in this offering. Beginning with the NAV pricing date, your customer account statement has, and will continue to, report the value of your Common Shares as equal to the most current estimated NAV of our Common Shares.”

Risk Factors

The Risk Factor captioned “On May 13, 2016, our board of directors established our estimated NAV per share of $9.50 as of March 31, 2016. We currently expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis, and such estimated NAV per share may be lower than the purchase price you pay for Common Shares in this offering. The estimated NAV per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of our Company.” on page 38 of the Prospectus is hereby deleted and replaced with the following:

“On July 22, 2016, our board of directors established our most current estimated NAV per share as of June 30, 2016. We currently expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis, and such estimated NAV per share may be lower than the purchase price you pay for Common Shares in this offering. The estimated NAV per share may not be an accurate reflection of the fair value of our assets and liabilities and likely will not represent the amount of net proceeds that would result if we were liquidated or dissolved or completed a merger or other sale of our Company.

Recent amendments to rules promulgated by FINRA required us to disclose an estimated NAV per share of our Common Shares no later than May 10, 2017, which would have been 150 days following the second anniversary of the date on which we broke escrow in this offering. On May 13, 2016, our board of directors established our initial estimated NAV per share as of March 31, 2016 and on July 22, 2016 our board of directors established our most current estimated NAV per share as of June 30, 2016. We currently expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis. Our board of directors may determine to modify the offering price, including the price at which the shares are offered pursuant to the DRIP, to reflect the most current estimated NAV per share. Pursuant to an amendment to NASD Rule 2340 that took effect on April 11, 2016, if we had not yet disclosed an estimated NAV per share before the amended rule took effect, then our stockholders’ customer account statements would have reported the value of our Common Shares using the “net investment method.” Under this method, the statement amount for an investment in Common Shares would have been equal to the gross offering price less organization and offering expenses (including selling commissions, dealer manager fees and issuer costs) that are paid from gross proceeds of this offering.”

ESTIMATION OF NAV AND SUBORDINATED PARTICIPATION INTERESTS

The section titled “ESTIMATION OF NAV AND SUBORDINATED PARTICIPATION INTERESTS” on page 81 – 90 of the Prospectus is hereby deleted and replaced with the following:

“In October 2014, the SEC approved amendments to FINRA Rule 2310 and NASD Rule 2340 to modify the requirements relating to the inclusion of per share estimated value for non-traded REITs in customer account statements. Pursuant to these rules, our stockholders’ customer account statements were required to include an estimated value of our Common Shares by April 2016 using one of two methods: the “net investment method” or the “appraised value method.” We opted to implement the appraised value method, as described in further detail below.

Unless and until our Common Shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. We currently expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV. These estimates will not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. For a description of how we determine our NAV per Common Share, please refer to “Estimated NAV and NAV per Share” below.

Subordinated Participation Interests

The special limited partner, which is majority owned by Mr. Lichtenstein, has committed to make a significant subordinated equity investment in the Company of up to $36.0 million, which is equivalent to 12.0% of the $300.0 million maximum offering amount. Specifically, the special limited partner has committed to purchase subordinated participation interests quarterly in an amount equal to the product of (i) $10.00 minus the then-current estimated NAV per share, multiplied by (ii) the number of shares outstanding. The proceeds of the sale of the subordinated participation interests will be used to increase the cash available for investment in properties or, if the special limited partner elects to contribute interests in real property of equivalent value to purchase subordinated participation interests, to increase the Company’s assets. The special limited partner’s obligation will continue until the earlier of: (i) the termination of this offering; (ii) the special limited partner’s purchase of an aggregate of $36.0 million of subordinated participation interests and (iii) the Company’s receipt of gross offering proceeds of $300.0 million. The special limited partner may elect to purchase subordinated participation interests for cash or may contribute interests in real property of equivalent value. The contribution will have the effect of increasing our NAV per share until holders of our Common Shares have received distributions from our operating partnership equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 6.0% on their respective net investments. We cannot guarantee that holders of our Common Shares will receive the foregoing cumulative, pre-tax, non-compounded annual return.

Distributions from our operating partnership in connection with our liquidation initially will be made to us (which we will distribute to holders of our Common Shares), until holders of our Common Shares have received liquidation distributions from our operating partnership equal to their respective net investments plus a cumulative, pre-tax, non-compounded annual return of 6.0% on their respective net investments. Thereafter, the special limited partner will be entitled to receive liquidation distributions from our operating partnership until it has received liquidation distributions from our operating partnership equal to its net investment plus a cumulative, pre-tax, non-compounded annual return of 6.0% on its net investment. Thereafter, 85.0% of the aggregate amount of any additional liquidation distributions by our operating partnership will be payable to us (which we will distribute to holders of our Common Shares), and the remaining 15.0% will be payable to the special limited partner. As a result, the amount of the liquidation distributions to the special limited partner might be substantial.

The below table illustrates the amount of subordinated participation interests to be purchased by the special limited partner in three hypothetical scenarios: (i) a 20% decrease in the value of our assets, (ii) no change in the value of our assets and (iii) a 20% increase in the value of our assets, all before the purchase of subordinated participation interests. The table assumes that we sell the maximum of 30.0 million Common Shares in this offering, in each case at an offering price of $10.00 per share, and does not give effect to special sales or volume discounts which could reduce selling commissions or dealer manager fees. Thus, the “no change” column below reflects estimated NAV of $264.0 million before the purchase of subordinated participation interests ($300.0 million in gross proceeds from our primary offering less $36.0 million in selling commissions, dealer manager fees and other organization and offering expenses). The below table contains a number of assumptions, and the estimated NAV amounts presented in the table are shown for illustrative purposes only. For example, as of July 15, 2016, we had received aggregate gross proceeds of $73.6 million from the sale of approximately 7.5 million Common Shares in our initial public offering, which is significantly less than the maximum offering amount used in the below table.

HYPOTHETICAL CALCULATION OF NAV
(these calculations do not represent the NAV of the company)

	Change in Asset Value
	20% Decrease	No Change	20% Increase
Estimated NAV prior to purchase of subordinated participation interests	$211,200,000	$264,000,000	$316,800,000
Common Shares outstanding	30,000,000	30,000,000	30,000,000
Estimated NAV per Common Share	$7.04	$8.80	$10.56
Amount of subordinated participation interests purchased by special limited partner	$36,000,000	$36,000,000	$—
Estimated NAV per Common Share after purchase of subordinated participation interests	$8.24	$10.00	$10.56

The special limited partner has committed to purchase up to $36.0 million of subordinated participation interests with the intention of maintaining an estimated per share NAV of $10.00 or greater. As reflected in the above table, the special limited partner will have no obligation to purchase subordinated participation interests in a given quarter if the estimated per share NAV for that quarter is equal to or greater than $10.00. Moreover, there is no assurance that estimated per share NAV will be $10.00 or greater, even after taking the special limited partner’s purchase of subordinated participation interests into account. In the calculation of our estimated NAV, the special limited partner’s subordinated participation interests will not be allocated any value until our estimated NAV exceeds the aggregate amount of gross proceeds received from investors plus a cumulative, pre-tax non-compounded annual return of 6.0%. If our estimated NAV exceeds the aggregate amount of gross proceeds received from investors plus a cumulative, pre-tax non-compounded annual return of 6.0%, then the value of any subordinated participation interests held by our special limited partner will be subtracted from the value of our net assets when our board of directors estimates the NAV. The value of the subordinated participation interests could be substantial, which could result in a significant decrease in our per share NAV.

Estimated NAV and NAV per Share

On July 22, 2016, our board of directors approved our estimated NAV of approximately $69.4 million and resulting estimated NAV per share of $10.00, both as of June 30, 2016 and both after the special limited partner’s purchase of subordinated participation interests. Through June 30, 2016, the special limited partner made cash purchases of subordinated participation interests totaling $11.1 million. In the calculation of our estimated NAV, an approximately $1.5 million allocation of value was made to the special limited partner’s subordinated participation interests because the estimated NAV per share exceeded an aggregate $10.00 price per share plus a cumulative, pre-tax non-compounded annual return of 6.0% as of June 30, 2016. Accordingly, the portion of the NAV attributable to the special limited partner’s cash purchases of subordinated participation interests was approximately $9.6 million as of June 30, 2016.

Process and Methodology

Our advisor, along with any necessary material assistance or confirmation of a third-party valuation expert or service, is responsible for calculating our NAV, which we currently expect will be done on a quarterly basis for as long as the special limited partner’s obligation to purchase subordinated participation interests continues and thereafter, will be done on at least an annual basis unless and until our Common Shares are approved for listing on a national securities exchange. Our board of directors will review and approve each estimate of NAV.

Our estimated NAV per share as of June 30, 2016 was calculated with the assistance of both our advisor and Marshall & Stevens Incorporated (“M&S”), an independent third-party valuation engaged by us to assist with the valuation of our assets, liabilities and any allocations to the special limited partner. The advisor recommended and the board of directors established the estimated NAV per share as of June 30, 2016 based upon the analyses and reports provided by the advisor and M&S. The process for estimating the value of our assets and liabilities is performed in accordance with the provisions of the Investment Program Association Practice Guideline 2013-01, “Valuation of Publicly Registered Non-Listed REITs.” We believe that our valuations were developed in a manner reasonably designed to ensure their reliability.

The engagement of M&S with respect to our NAV per share as of June 30, 2016 was approved by our board of directors, including all of our independent directors. M&S has extensive experience in conducting asset valuations, including valuations of commercial real estate, debt, properties and real estate-related investments.

With respect to our NAV per share as of June 30, 2015, M&S prepared appraisal reports (the “M&S June 2016 Appraisal Reports”), summarizing key inputs and assumptions, on the five properties (the “M&S Appraised Properties”) in which we held ownership interests as of June 30, 2016. M&S also prepared a NAV report (the “June 2016 NAV Report”) which estimated the NAV per share as of June 30, 2016. The June 2016 NAV Report relied upon the M&S June 2016 Appraisal Reports for the M&S Appraised Properties, M&S’s estimated value of our revolving promissory notes payable — related party, and the advisor’s estimate of the value of our cash and cash equivalents, other assets, due to related parties, other liabilities and allocations of value to the subordinated participation interests, to calculate estimated NAV per share, all as of June 30, 2016.

The table below sets forth the calculation of our estimated NAV and resulting estimated NAV per share as of June 30, 2016 compared to March 31, 2016.

Dollar and share amounts are presented in thousands, except per share data.

	As of June 30, 2016		As of March 31, 2016
	Value	Per Share	Value	Per Share
Net Assets:
Assets:
Real Estate Properties	$75,567	$10.89	$56,775	$9.87
Non-Real Estate Assets:
Cash and cash equivalents	10,998		9,337
Other assets	3,949		1,093
Total non-real estate assets	14,947	2.15	10,430	1.81
Total Assets	90,514	13.04	67,205	11.68
Liabilities:
Revolving promissory notes payable-related party	(16,200)		(10,055)
Due to related parties	(198)		(247)
Other liabilities	(3,190)		(2,236)
Total liabilities	(19,588)	(2.82)	(12,538)	(2.18)
Allocation of value to Special Limited Partner's Subordinated Participation Interests	(1,536)	(0.22)	—	—
Adjusted NAV after giving effect to Special Limited Partner's Purchases of Subordinated Participation Interests	$69,390	$10.00	$54,667	$9.50
Shares of Common Stock Outstanding	6,939		5,751
NAV attributable to Special Limited Partner's Cash Purchase of Subordinated Participation Interests	$9,555	$1.38	$4,643	$0.81
NAV without Special Limited Partner's Cash Purchases of Subordinated Participation Interests	$59,835	$8.62	$50,024	$8.69

Use of Independent Valuation Firm:

As discussed above, our advisor is responsible for calculating our NAV. In connection with determining our NAV, our advisor may rely on the material assistance or confirmation of a third-party valuation expert or service. In this regard, M&S was selected by our board of directors to assist our advisor in the calculation of our estimated NAV and resulting estimated NAV per share as of June 30, 2016. M&S’s services included appraising the M&S Appraised Properties and preparing the June 2016 NAV Report. M&S is engaged in the business of appraising commercial real estate properties and is not affiliated with us or the advisor. The compensation we paid to M&S was based on the scope of work and not on the appraised values of our real estate properties. The appraisals were performed in accordance with the Code of Ethics and the Uniform Standards of Professional Appraisal Practice, or USPAP, the real estate appraisal industry standards created by The Appraisal Foundation. The M&S June 2016 Appraisal Reports were reviewed, approved, and signed by an individual with the professional designation of MAI licensed in the state where each real property is located. The use of the reports is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives. In preparing its reports, M&S did not, and was not requested to; solicit third-party indications of interest for our common stock in connection with possible purchases thereof or the acquisition of all or any part of us.

M&S collected reasonably available material information that it deemed relevant in appraising these real estate properties. M&S relied in part on property-level information provided by the advisor, including (i) property historical and projected operating revenues and expenses; and (ii) information regarding recent or planned capital expenditures.

In conducting their investigation and analyses, M&S took into account customary and accepted financial and commercial procedures and considerations as they deemed relevant. Although M&S reviewed information supplied or otherwise made available by us or the advisor for reasonableness, they assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to them by any other party and did not independently verify any such information. M&S assumed that any operating or financial forecasts and other information and data provided to or otherwise reviewed by or discussed with M&S were reasonably prepared in good faith on bases reflecting the then best currently available estimates and judgments of our management, our board of directors, and/or the advisor. M&S relied on us to advise them promptly if any information previously provided became inaccurate or was required to be updated during the period of their review.

In performing its analyses, M&S made numerous other assumptions as of various points in time with respect to industry performance, general business, economic, and regulatory conditions, and other matters, many of which are beyond their control and our control. M&S also made assumptions with respect to certain factual matters. For example, unless specifically informed to the contrary, M&S assumed that we have clear and marketable title to each real estate property appraised, that no title defects exist, that any improvements were made in accordance with law, that no hazardous materials are present or were present previously, that no significant deed restrictions exist, and that no changes to zoning ordinances or regulations governing use, density, or shape are pending or being considered. Furthermore, M&S’s analyses, opinions, and conclusions were necessarily based upon market, economic, financial, and other circumstances and conditions existing as of or prior to the date of the M&S June 2016 Appraisal Reports, and any material change in such circumstances and conditions may affect M&S’s analyses and conclusions. The M&S June 2016 Appraisal Reports contain other assumptions, qualifications, and limitations that qualify the analyses, opinions, and conclusions set forth therein. Furthermore, the prices at which our real estate properties may actually be sold could differ from M&S’s analyses.

M&S is actively engaged in the business of appraising commercial real estate properties similar to those owned by us in connection with public security offerings, private placements, business combinations, and similar transactions. We do not believe that there are any material conflicts of interest between M&S, on the one hand, and us, the Sponsor, the advisor, and our affiliates, on the other hand. Our advisor engaged M&S on behalf of our board of directors to deliver their reports to assist in the NAV calculation as of June 30, 2016 and M&S received compensation for those efforts. In addition, we agreed to indemnify M&S against certain liabilities arising out of this engagement. M&S has previously assisted in our prior NAV calculations and has also been engaged by us for certain valuation services with respect to our acquisitions. M&S may from time to time in the future perform other services for us and our Sponsor or other affiliates of the Sponsor, so long as such other services do not adversely affect the independence of M&S.

Although M&S considered any comments received from us and the advisor relating to their reports, the final appraised values of the M&S Appraised Properties were determined by M&S. The reports were addressed to our board of directors to assist our board of directors in calculating an estimated value per share of our common stock as of June 30, 2016. The reports were not addressed to the public, may not be relied upon by any other person to establish an estimated value per share of our common stock, and do not constitute a recommendation to any person to purchase or sell any shares of our common stock.

Our goal in calculating our estimated NAV is to arrive at values that are reasonable and supportable using what we deem to be appropriate valuation methodologies and assumptions. The reports, including the analysis, opinions, and conclusions set forth in such reports, are qualified by the assumptions, qualifications, and limitations set forth in the respective reports. The following is a summary of our valuation methodologies used to value our assets and liabilities by key component:

Real Estate Properties:  We have ownership interests in real estate properties (collectively, the “Real Estate Properties”). As of June 30, 2016, on a collective basis, we wholly owned and consolidated the operating results and financial condition of five hospitality properties, or select services hotels, containing a total of 571 rooms.

As described above, we engaged M&S to provide an appraisal of the M&S Appraised Properties, which consisted of the five hospitality properties in which we held ownership interests as of June 30, 2016. In preparing the appraisal reports, M&S, among other things:

•	performed a site visit of each property in connection with this assignment or other assignments;
•	interviewed our officers or the advisor’s personnel to obtain information relating to the physical condition of each appraised property, including known environmental conditions, status of ongoing or planned property additions and reconfigurations, and other factors for such leased properties; and
•	reviewed the acquisition criteria and parameters used by real estate investors for properties similar to the subject properties, including a search of real estate data sources and publications concerning real estate buyer’s criteria, discussions with sources deemed appropriate, and a review of transaction data for similar properties.

M&S employed the income approach and the sales comparison approach to estimate the value of the appraised properties. The income approach involves an economic analysis of the property based on its potential to provide future net annual income. As part of the valuation, a discounted cash flow analysis (“DCF Analysis”) and direct capitalization analysis was used in the income approach to determine the value of our interest in the portfolio. The indicated value by the income approach represents the amount an investor may pay for the expectation of receiving the net cash flow from the property.

The direct capitalization analysis is based upon the net operating income of the property capitalized at an appropriate capitalization rate for the property based upon property characteristics and competitive position and market conditions at the date of the appraisal.

In applying the DCF Analysis, pro forma statements of operations for the property including revenues and expenses are analyzed and projected over a multi-year period. The property is assumed to be sold at the end of the multi-year holding period. The reversion value of the property which can be realized upon sale at the end of the holding period is calculated based on the capitalization of the estimated net operating income of the property in the year of sale, utilizing a capitalization rate deemed appropriate in light of the age, anticipated functional and economic obsolescence and competitive position of the property at the time of sale. Net proceeds to owners are determined by deducting appropriate costs of sale. The discount rate selected for the DCF Analysis is based upon estimated target rates of return for buyers of similar properties.

The sales comparison approach utilizes indices of value derived from actual or proposed sales of comparable properties to estimate the value of the subject property. The appraiser analyzed such comparable sale data as was available to develop a market value conclusion for the subject property.

M&S prepared the M&S June 2016 Appraisal Reports, summarizing key inputs and assumptions, for each of the appraised properties using financial information provided by us and our advisor. From such review, M&S selected the appropriate cash flow discount rate, residual discount rate, and terminal capitalization rate in the DCF Analysis, the appropriate capitalization rate in the direct capitalization analysis and the appropriate price per unit in the sales comparison analysis.

The following summarizes the key assumptions that were used in the discounted cash flow models to estimate the value of the M&S Appraised Properties included in our Real Estate Properties, as of June 30, 2016:

Weighted-average:
Exit capitalization rate	9.34%
Discount rate	10.32%
Annual market rent growth rate	2.98%
Annual net operating income growth rate	3.82%
Holding period (in years)	10.0

While we believe that the assumptions made by M&S are reasonable, a change in these assumptions would impact the calculations of the estimated value of M&S Appraised Properties included in our Real Estate Properties. Assuming all other factors remain unchanged, the following table summarizes the estimated change in the values of the M&S Appraised Properties included in our Real Estate Properties which would result from a 25 basis point increase or decrease in exit capitalization rates and discount rates:

Increase of 25 basis points:
Exit capitalization rate	$(868,019)
Discount rate	(1,220,014)
Decrease of 25 basis points:
Exit capitalization rate	$915,937
Discount rate	1,169,986

As of June 30, 2016, the aggregate estimated fair value of our interests in the Real Estate Properties was approximately $75.6 million and the aggregate cost of our Real Estate Properties was approximately $70.9 million, including approximately $2.9 million of capital and tenant improvements invested subsequent to acquisition. The estimated fair value of our Real Estate Properties compared to the original acquisition price plus subsequent capital improvements through June 30, 2016, results in an estimated overall increase in the real estate value of 6.5%.

Cash and Cash Equivalents:  The estimated values of our cash and cash equivalents approximate their carrying values due to their short maturities.

Other Assets:  Our other assets consist of tenant accounts receivable, deposits, and prepaid expenses and other assets. The estimated values of these items approximate their carrying values due to their short maturities. Certain other items, primarily intangibles, have been eliminated for the purpose of the valuation because those items are already considered in our valuation of the respective investments in real estate properties or financial instruments.

Revolving Promissory Notes Payable — Related Party:  The value for our revolving promissory notes payable — related party was estimated using a discounted cash flow analysis, which used inputs based on the remaining loan terms and estimated current market interest rates for mortgage loans with similar characteristics, including remaining loan term and loan-to-value ratios. The current market interest rate was generally determined based on market rates for available comparable debt. The estimated current market interest rate for mortgage loans was 6.40%.

Due to Related Parties:  The estimated value of our due to related parties approximates its carrying value due to its short maturity.

Other Liabilities:  Our other liabilities consist of our accounts payable and accrued expenses, deposits payable and distributions payable. The carrying values of these items were considered to equal their fair value due to their short maturities.

Allocations of Value to Special Limited Partner’s Subordinated Participation Interests:   Pursuant to the terms of our operating agreement, no allocations of value are made to the special limited partner’s subordinated participation interests unless the estimated NAV per share exceeds $10.00 per share plus a cumulative, pre-tax non-compounded annual return of 6.0% as of the indicated valuation date. Through June 30, 2016, the special limited partner made cash purchases of subordinated participation interests totaling $11.1 million. In the calculation of our estimated NAV, an approximately $1.5 million allocation of value was made to the special limited partner’s subordinated participation interests because the estimated NAV per share exceeded an aggregate $10.00 price per share plus a cumulative, pre-tax non-compounded annual return of 6.0% as of June 30, 2016. Accordingly, the portion of the NAV attributable to the special limited partner’s cash purchases of subordinated participation interests was approximately $9.6 million as of June 30, 2016.

Limitations and Risks

As with any valuation methodology, the methodology used to determine our estimated NAV and resulting estimated NAV per share is based upon a number of estimates and assumptions that may prove later not to be accurate or complete. Further, different market participants with different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive different estimated NAVs per share, which could be significantly different from the estimated NAV per share approved by our board of directors. The estimated NAV per share approved by our board of directors does not represent the fair value of our assets less liabilities in accordance with GAAP, and such estimated NAV per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to resell his or her shares of common stock at the estimated NAV per share;
•	a stockholder would ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;
•	our shares of common stock would trade at the estimated NAV per share on a national securities exchange;
•	an independent third-party appraiser or other third-party valuation firm would agree with the estimated NAV per share; or
•	the methodology used to estimate our NAV per share would be acceptable to FINRA or under the Employee Retirement Income Security Act with respect to their respective requirements.

The Internal Revenue Service and the Department of Labor do not provide any guidance on the methodology an issuer must use to determine its estimated NAV per share. FINRA guidance provides that NAV valuations be derived from a methodology that conforms to standard industry practice.

As with any valuation methodology, our methodology is based upon a number of estimates and assumptions that may not be accurate or complete. Different parties with different assumptions and estimates could derive different estimated NAVs per share, and these differences could be significant. The estimated NAV per share is not audited and does not represent the fair value of our assets less our liabilities in accordance GAAP, nor do they represent an actual liquidation value of our assets and liabilities or the amount shares of our common stock would trade at on a national securities exchange. As of the date of this filing, although we have not sought stockholder approval to adopt a plan of liquidation of the Company, certain distributions may be payable to the special limited partner for its subordinated participation interests in connection with a liquidation event. Accordingly, our estimated NAV reflects any allocations of value to the subordinated participation interests representing the amount that would be payable to the special limited partner in connection with a liquidation event pursuant to the guidelines for estimating NAV contained in IPA Practice Guideline 2013-01, “Valuation of Publicly Registered Non-Listed REITs.” Our estimated NAV per share is based on the estimated value of our assets less the estimated value of our liabilities less any allocations to the special limited partner’s subordinated participation interests divided by the number of our diluted shares of common stock outstanding, all as of the date indicated. Our estimated NAV per share does not reflect a discount for the fact we are externally managed, nor does it reflect a real estate portfolio premium/discount versus the sum of the individual property values. Our estimated NAV per share does not take into account estimated disposition costs or fees or penalties, if any, that may apply upon the prepayment of certain of our debt obligations or the impact of restrictions on the assumption of certain debt. Our NAV per share will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and the management of those assets and changes in the real estate and capital markets. Different parties using different assumptions and estimates could derive different NAVs and resulting estimated NAVs per share, and these differences could be significant. Markets for real estate and real estate-related investments can fluctuate and values are expected to change in the future. We currently expect that our advisor will estimate our NAV on a quarterly basis for as long as the special limited partner’s obligation to purchase subordinated participation interests continues and thereafter, our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV.

The following factors may cause a stockholder not to ultimately realize distributions per share of common stock equal to the estimated NAV per share upon liquidation:

•	The methodology used to determine estimated NAV per share includes a number of estimates and assumptions that may not prove to be accurate or complete as compared to the actual amounts received in the liquidation;
•	In a liquidation, certain assets may not be liquidated at their estimated values because of transfer fees and disposition fees, which are not reflected in the estimated NAV calculation;
•	In a liquidation, debt obligations may have to be prepaid and the costs of any prepayment penalties may reduce the liquidation amounts. Prepayment penalties are not included in determining the estimated value of liabilities in determining estimated NAV;
•	In a liquidation, the real estate assets may derive a portfolio premium which premium is not considered in determining estimated NAV;
•	In a liquidation, the potential buyers of the assets may use different estimates and assumptions than those used in determining estimated NAV;
•	If the liquidation occurs through a listing of the common stock on a national securities exchange, the capital markets may value the Company’s net assets at a different amount than the estimated NAV. Such valuation would likely be based upon customary REIT valuation methodology including funds from operation (“FFO”) multiples of other comparable REITs, FFO coverage of dividends and adjusted FFO payout of the Company’s anticipated dividend; and
•	If the liquidation occurs through a merger of the Company with another REIT, the amount realized for the common stock may not equal the estimated NAV per share because of many factors including the aggregate consideration received, the make-up of the consideration (e.g., cash, stock or both), the performance of any stock received as part of the consideration during the merger process and thereafter, the reception of the merger in the market and whether the market believes the pricing of the merger was fair to both parties.”

DESCRIPTION OF REAL ESTATE INVESTMENTS

The following disclosure is added on page 140 of the Prospectus in the section titled “DESCRIPTION OF REAL ESTATE INVESTMENTS — Specific Investments — Hampton Inn Located in Des Moines, Iowa” after the fourth paragraph:

On July 13, 2016, we, through certain subsidiaries, entered into a $60.0 million revolving credit facility, or the Revolving Credit Facility, with Western Alliance Bank, or Western. The Revolving Credit Facility bears interest at Libor plus 4.95% and provides a line of credit over the next three years, with two, one-year options to extend solely at the discretion of Western. The Revolving Credit Facility may be accelerated upon the occurrence of customary events of default. Interest is payable monthly and the entire unpaid principal balance is due upon expiration of the Revolving Credit Facility. Under the terms of the Revolving Credit Facility, we may designate properties as collateral that allow us to borrow up to an aggregate 65.0% loan-to-value ratio of the designated properties. On July 13, 2016, we received initial advances aggregating $45.4 million under the Revolving Credit Facility which is secured by the Hampton Inn — Des Moines and four additional hotel properties consisting of a SpringHill Suites hotel located in Green Bay, Wisconsin, a Hampton Inn hotel located in Lansing, Michigan, and two Courtyard by Marriott hotels, one each located in Durham, North Carolina and Warwick, Rhode Island, respectively, and as a result, $14.6 million remained available to be drawn under the Revolving Credit Facility. The Hampton Inn — Des Moines’ allocated portion of the Revolving Credit Facility was approximately $8.5 million.

The following disclosure is added on page 141 of the Prospectus in the section titled “DESCRIPTION OF REAL ESTATE INVESTMENTS — Specific Investments — Courtyard by Marriot Located in Durham, North Carolina” after the fourth paragraph:

As described above, on July 13, 2016, we, through certain subsidiaries, entered into the Revolving Credit Facility. The Courtyard by Marriott — Durham’s allocated portion of the Revolving Credit Facility was approximately $10.4 million.

The following disclosure is added on page 142 of the Prospectus in the section titled “DESCRIPTION OF REAL ESTATE INVESTMENTS — Specific Investments — Hampton Inn Located in Lansing, Michigan” after the fourth paragraph:

As described above, on July 13, 2016, we, through certain subsidiaries, entered into the Revolving Credit Facility. The Hampton Inn — Lansing’s allocated portion of the Revolving Credit Facility was approximately $6.8 million, $4.1million of which was used to repay the outstanding balance of the Lansing Promissory Note.

The following disclosure is added on page 144 of the Prospectus in the section titled “DESCRIPTION OF REAL ESTATE INVESTMENTS — Specific Investments — Courtyard by Marriott Located in Warwick, Rhode Island” after the first paragraph:

As described above, on July 13, 2016, we, through certain subsidiaries, entered into the Revolving Credit Facility. The Courtyard by Marriott — Warwick’s allocated portion of the Revolving Credit Facility was approximately $7.8 million.

The following disclosure is added on page 145 of the Prospectus in the section titled “DESCRIPTION OF REAL ESTATE INVESTMENTS — Specific Investments — Spring Hill Suites by Marriott Located in Green Bay, Wisconsin” after the third paragraph:

As described above, on July 13, 2016, we, through certain subsidiaries, entered into the Revolving Credit Facility. The SpringHill Suites — Green Bay’s allocated portion of the Revolving Credit Facility was approximately $11.9 million, $10.3million of which was used to repay the outstanding balance of the Green Bay Promissory Note.

ERISA CONSIDERATIONS

The third paragraph under the heading titled “Annual or More Frequent Valuation Requirement” on page 178 of the Prospectus is hereby deleted and replaced with the following:

“On July 22, 2016, our board of directors established our most current estimated NAV per share as of June 30, 2016. We currently expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis. These estimates will not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares.”

REPORTS TO STOCKHOLDERS

The seventh paragraph under the section titled “REPORTS TO STOCKHOLDERS” on pages 213 – 214 of the Prospectus is hereby deleted and replaced with the following:

“Unless and until our Common Shares are listed for trading on a national securities exchange, it is not expected that a public market for our shares will develop. On June 30, 2016, which we refer to as the NAV pricing date, we provided our initial per share estimated NAV of our Common Shares as determined by our advisor, along with the material assistance or confirmation of a third party valuation expert or service as of March 31, 2016. From and after the NAV pricing date, we expect that our advisor will estimate our NAV on a quarterly basis, but our advisor will estimate our NAV on at least an annual basis. Our board of directors will review and approve each estimate of NAV. These estimates will not reflect the proceeds you would receive upon our liquidation or upon the sale of your shares. In providing any estimate of NAV per Common Share, neither we nor our affiliates thereby make any warranty, guarantee or representation that (i) we or our stockholders, upon liquidation, will actually realize the estimated NAV per Common Share or (ii) our stockholders will realize the estimated NAV per Common Share if they attempt to sell their Common Shares.”